Exhibit (A)(7)(H)

July 25, 2003

Board of Directors
Audit Committee

Grupo Iusacell, S.A. de C.V.
Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.

Ladies and Gentlemen,

      As you are aware, on July 23rd we sent a letter to the Verizon and Vodafone shareholders offering to increase the price of our offer to acquire 100% of the issued and outstanding equity of Grupo Iusacell, S.A. de C.V. (the “Company”) if Verizon and Vodafone would meet with us. Yesterday we received a response to our letter, a copy of which is attached, rejecting our offer once again. As you know, we officially commenced tender offers in both the U.S. and Mexico yesterday, offering $20 million for 100% of the Company’s shares.

      There is no doubt that the offer we made in our letter dated July 17th and commenced yesterday is superior to the offer made by the Salinas group, and it is in the best interest of the Company’s shareholders and other stakeholders that the Board of Directors recommend that the shareholders of the Company participate in our offer. We think that it is particularly important that the Board of Directors takes this position to protect the interests of minority shareholders who, unlike the managers of Verizon and Vodafone, do not have the luxury of walking away from millions of dollars. To further evidence our commitment to buying the Company, we are now increasing our aggregate offer consideration to $40 million in cash, which is four times the offer made by the Salinas group. Later this morning we are filing amendments to our tender offers in both the U.S. and Mexico to increase our aggregate price to $40 million.

      We hope that when you, as members of the Board of Directors, evaluate our offer, that you focus on the benefits of our offer to the shareholders of the Company that you represent, many of whom are small retail holders. Any evaluation of our offer that takes into account the amount of debt of the Company outstanding would be improper and disingenuous. The shareholders of the Company do not owe any portion of that debt to creditors, and there has been no commitment by Verizon, Vodafone or the Salinas group to pay any of the indebtedness of the Company. In fact, the only party that has made a commitment to improve the financial situation of the Company is Fintech, in our offer to capitalize a significant portion of the debt that we hold.

      As members of the Board of Directors, we expect you to evaluate our offer in accordance with your fiduciary duties. We believe that an offer that is on the same terms, but provides four times the consideration of the Salinas group offer, is as a matter of law and fact superior, and the Board should treat it as such. In addition, we fully expect that members of the Board of Directors that are interested (i.e., members appointed by Verizon and Vodafone and any new directors appointed by the Salinas group) will recuse themselves and not participate in the decision regarding our offer. Finally, we expect the Board of Directors to conduct their evaluation in accordance with all aspects of Mexican law. We think that a decision not to recommend our offer would be a violation of the legal obligations of the members of the Board of Directors. If the Board of Directors does not recommend our clearly superior offer, we will be contacting the CNBV and other Mexican governmental authorities to make sure that they are fully satisfied that all procedural requirements have been followed and that the decision of the Board of Directors is consistent with applicable law.

      We hope that the Board of Directors will speak clearly, speak soon and speak in a way that will not leave corporate governance in Mexico with another black eye.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.

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